SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST NEW YORK, NY 10001 —— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES ———— BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ———— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE
June 14, 2024	TOKYO TORONTO

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Ibolya Ignat Kevin Kuhar Tyler Howes Alan Campbell

Re:	Endo, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 9, 2024 CIK No. 0002008861

On behalf of our client Endo, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 9, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

We respectfully request that further comment letters and all other correspondence related to the above-referenced Registration Statement, and all future amendments, be delivered to Matthew J. Maletta, Executive Vice President and Chief Legal Officer of the Company, at (484) 216-7752 or Maletta.Matthew@endo.com, and Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company (“Skadden”), at the telephone number or email address set forth on the signature page hereto.

Securities and Exchange Commission

June 14, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 2.

Cover Page

1.

We note your cover page disclosure regarding the NYSE. Additionally, we note your disclosure on page 156 indicating that you expect shares of your common stock will trade on the      market. Please make the following revisions to your cover page:

•

Remove the references to the NYSE and move your discussion about your pending NYSE listing application to later section(s) in your registration statement where you indicate your plans to uplist and the risk of not obtaining a listing;

•	Indicate where you expect the shares of your common stock to trade at the time the registration statement is declared effective; and

•	Include a bona fide price range as you are currently not eligible for an at-the-market offering.

Please note, our comment is based on your representations that this is not a direct listing and that you plan to up list to the NYSE. To the extent your plans have changed, please provide an updated discussion of your plans.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 2 in response to the first two bullets above. The Company has not included a bona fide price range in Amendment No. 2, as it is impractical to state a bona fide price range, or price to the public, at the time the Registration Statement becomes effective. The Company expects that the prices at which registering stockholders may sell their registered shares of the Company’s common stock after the Registration Statement becomes effective will be determined by the prevailing market price for the shares on an over-the-counter (“OTC”) market or in privately negotiated transactions. The Company has revised the disclosure on the cover page and page 179 of Amendment No. 2 accordingly. The Company intends for its common stock to be quoted and trade on a recognized and established OTC trading market prior to the Registration Statement becoming effective, although this has not yet occurred. The Registration Statement will be updated prior to effectiveness if the OTC quotation is not achieved.

Securities and Exchange Commission

June 14, 2024

Summary

Overview, page 1

2.

Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your competitive strengths with an equally prominent discussion of your material weaknesses and the challenges you face.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 122 of Amendment No. 2.

3.

Please revise this subsection to clearly disclose that you are a newly formed entity created to facilitate the acquisition of substantially all the assets of Endo International plc pursuant to the terms of the Chapter 11 Plan of Reorganization of Endo International plc. Please also include a cross reference to the more detailed discussion of Endo International plc’s Chapter 11 Bankruptcy on page 57.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 122 of Amendment No. 2.

4.	Please revise your discussion of your revenues in this section to also present your net income (loss) in recent periods.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 122 of Amendment No. 2.

Our Business, page 2

5.

We note your statement that your Specialty Products portfolio represents a core area of growth, your discussion of the compound annual growth rate of XIAFLEX® and your statement that your Sterile Injectables segment represents a core growth area. Please revise to (i) briefly discuss recent revenue trends in your Specialty Products portfolio, (ii) disclose the annual growth rate of XIAFLEX® in recent periods and (iii) reflect your disclosure on page 97 that revenue from your Sterile Injectables segment declined 53% from 2021 to 2022 and 27% from 2022 to 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 3, 122, 126 and 127 of Amendment No. 2.

Our Business Strategy, page 4

6.

We note your discussion of your third strategic priority regarding your commitment to being a force for good. Please revise to briefly describe (i) the practices you have adopted in furtherance of this strategic priority, (ii) the metrics you have adopted or plan to adopt to measure this priority and (iii) how you anticipate reporting the status of this priority to investors in the future.

Securities and Exchange Commission

June 14, 2024

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 125 of Amendment No. 2.

Our Competitive Strengths, page 4

7.

Please revise your “Robust and Growing Product Pipeline” paragraph to reflect your disclosure elsewhere in the prospectus that your Phase 2 clinical trial of XIAFLEX® in plantar fibromatosis did not meet its primary endpoint.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 123 of Amendment No. 2.

8.	Please define the term “Plan” at first use in this section.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of Amendment No. 2 to define the term “Plan” where first used in the section of Amendment No. 2 entitled “Summary.”

9.

Please revise the “Significantly Improved Balance Sheet...” paragraph to disclose the interest rate(s) on your current indebtedness and to discuss how future interest payment obligations may affect your cash flows. Please also discuss the effect that your payment obligations incurred in connection with the consummation of the Plan have had, or will have, on your level of cash and cash equivalents.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 124 of Amendment No. 2.

10.

We note your discussion of your management team. Please revise your disclosure to clarify whether members of your senior management team were in leadership roles at Endo International plc during the events preceding Endo International plc’s bankruptcy filing. In your revisions, please also disclose whether members of your senior management team served in leadership roles during the events described in the global resolution between Endo Health Solutions Inc. and the Justice Department announced on February 29, 2024.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 124 of Amendment No. 2.

Summary Risk Factors, page 6

11.

Please revise your summary risk factors to highlight the risks discussed on pages 44, 46 and 47 related to (i) potential additional claims against you that were not discharged in bankruptcy and (ii) possible further disciplinary action and potential additional payment obligations arising from your settlement with the Department of Justice.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of Amendment No. 2.

Securities and Exchange Commission

June 14, 2024

Risk Factors

Our customer concentration may adversely affect our financial condition and results of operations., page 20

12.	Please revise to clarify if any of the major customers disclosed in this risk factor are contractually bound to purchase products from you.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 129 of Amendment No. 2.

Our governing documents also provide that the Delaware Court of Chancery is the sole and exclusive forum..., page 51

13.

We note your disclosure regarding the exclusive forum provision contained in your articles of incorporation. Please revise this risk factor to highlight that investors may incur increased costs to bring a claim due to such a provision. Please also revise to clarify that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 55 of Amendment No. 2.

Unaudited Pro Forma Consolidated Financial Information

Basis of Presentation, page 61

14.

We note your disclosure explaining that your pro forma adjustments “reflect management’s best estimates based on currently available information and certain assumptions that management believes are reasonable and factually supportable.” However, the criteria that you describe no longer governs the adjustments that are required in preparing pro forma financial statements pursuant to Article 11 of Regulation S-X. Please refer to Section II.D of SEC Release No. 33- 10786 which revised the pro forma terminology, adjustment classifications, and the basis for pro forma adjustments. Please revise your pro forma financial statements as necessary to comply with the applicable requirements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64, 76 and 77 of Amendment No. 2.

Fresh Start Accounting, page 63

15.

Regarding your discounted cash flow analysis, please disclose the significant estimates and assumptions used in the analysis, such as the discount rate, and the after-tax weighted average cost of capital.

Securities and Exchange Commission

June 14, 2024

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of Amendment No. 2.

Pro Forma Unaudited Condensed Consolidated Balance Sheet, page 66

16.	Please add a column to present the historical financial information for Endo, Inc. or clarify in your Basis of Presentation paragraph why such presentation is not required.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 2. The Company directs the Staff to its response to comment 24 below regarding the exclusion of historical financial information for Endo, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates Income taxes, page 85

17.

Please restrict the disclosure in the last paragraph under Income Taxes to only address Income Tax matters related to Endo International plc, as stated in the introductory paragraphs to the MD&A on page 74. It appears that differences between the income tax reporting for Endo International plc and Endo, Inc. should be explained, in adequate detail, elsewhere in your document, for example in the Unaudited Pro Forma Consolidated Financial Information section. Please apply this disclosure approach to the entirety of the MD&A disclosures as applicable. In addition, please confirm that your Pro Forma financial information adequately captures, quantifies and explains the differences that are expected to result from the change in the evaluation of the undistributed earnings of the subsidiaries from an Irish parent perspective to a U.S. parent perspective.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 73 and 92 of Amendment No. 2. The Company believes that the pro forma financial information adequately captures any known differences in the analysis of the undistributed earnings as of the date of the filing of Amendment No. 2.

Business XIAFLEX, page 112

18.

We note your statement that while the primary endpoint of your Phase 2 clinical study of XIAFLEX in participants with plantar fibromatosis was not met, a large patient sub-population showed statistically significant improvement across a majority of endpoints. Please revise to describe the results from this trial in further detail, including if any serious adverse events were observed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94, 95, 100 and 128 of Amendment No. 2.

Securities and Exchange Commission

June 14, 2024

19.	Please revise here and throughout to remove the potential commercial launch dates for XIAFLEX indications that have not yet been approved by the FDA, as these dates are speculative.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 100 and 128 of Amendment No. 2 to remove the potential commercial launch dates for XIAFLEX indications that have not yet been approved by the FDA.

Patents, Trademarks, Licenses and Proprietary Property, page 115

20.

To the extent that you consider any of your individual patents, or patent portfolios, material to your business, please disclose the specific products to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third-party claims.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 131 of Amendment No. 2.

Management Our Executive Officers and Board of Directors, page 126

21.	Please disclose the qualifications, attributes or skills that led to the conclusion that Blaise A. Coleman should serve as a director. Refer to Item 401(e) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142 of Amendment No. 2.

22.

We note your statement that you intend to assume the executive employment agreements of Endo International plc or enter into new employment agreements with your named executive officers in connection with the Plan of Reorganization. When available, please discuss the material terms of the employment agreements with your named executive officers. Please also file these employment agreements as exhibits to your registration statement. Refer to Item 601 of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 158 of Amendment No. 2 to reflect the material terms of the new executive employment agreements with the named executive officers. The agreements are filed with Amendment No. 2 as Exhibits 10.12 to 10.16.

Exhibits

23.

Please file the Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors as an exhibit to your registration statement. Refer to Item 601(b)(2) of Regulation S-K for guidance.

Securities and Exchange Commission

June 14, 2024

The Company respectfully acknowledges the Staff’s comment and has filed the Plan with Amendment No. 2 as Exhibit 2.1.

General

24.	Please include the audited financial statements of Endo, Inc., the registrant, or tell us and disclose why such financial statements are not required.

The Company respectfully acknowledges the Staff’s comment and directs the Staff to the disclosure on page vi of Amendment No. 2, which provides as follows:

“The historical financial information of Endo, Inc. has not been included in this prospectus as (i) from its formation on December 5, 2023 through December 31, 2023, Endo, Inc. had no operations or business transactions or activities other than those incidental to its formation, and (ii) from January 1, 2024 to the Effective Date, Endo, Inc. had no operations or business transactions or activities other than those taken in contemplation of the Plan (including in connection with the incurrence of the Exit Financing Debt) and those incidental to the preparation of this prospectus and the registration statement of which this prospectus forms a part. As of March 31, 2024, Endo, Inc. had approximately $6 million of assets and liabilities, the majority of which related to the Exit Financing Debt transactions. Endo, Inc. had no other assets, liabilities or operating costs during the periods presented in this prospectus. … As Endo, Inc. had no interest in any other operations other than those of Endo International plc for the periods presented in this prospectus, the historical consolidated financial information included in this prospectus is that of Endo International plc.”

The Company respectfully advises the Staff that it believes Endo, Inc. is a “business combination related shell company” as defined in Rule 405 of the Securities Act and Section 1160.3 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”). Endo, Inc. was incorporated in Delaware on December 5, 2023 by the First Lien Claimholders to facilitate the acquisition from the Debtors of substantially all of the assets of the Debtors and certain liabilities and equity of their and their non-debtor affiliates on the Effective Date, pursuant to the terms of the PSA. The Plan, among other things, contemplated the PSA, which effected the transfer of assets of the Debtors to Endo, Inc. and its subsidiaries, and the issuance of Endo, Inc. common stock to First Lien Claimholders and GUC Claimholders pursuant to the Plan, the Rights Offerings, the First Lien BCA and the GUC BCA, all on the Effective Date. The Plan also provided for the extinguishment of the equity interests of Endo International plc on the Effective Date and the dissolution of Endo International plc thereafter. The creditors entitled to vote voted overwhelmingly in favor of the Plan.

Additionally, Endo, Inc. had (i) no assets or operations as of and for the year ended December 31, 2023 and (ii) nominal assets and operations as of and for the three months ended March 31, 2024. The nominal operations for the three months ended March 31, 2024 are described on pages vi and 12 of Amendment No. 2 and above, and the Company has revised the disclosure on pages vi, 12 and 64 of Amendment No. 2 to identify and quantify the nominal assets and liabilities as of March 31, 2024.

Securities and Exchange Commission

June 14, 2024

Therefore, Endo, Inc. was formed by an entity that is not a shell company solely for the purpose of completing a “business combination transaction” as defined in Rule 145(a)(3)(i) of the Securities Act, among one or more entities other than the shell company. Accordingly, the Company believes that audited and unaudited financial statements of Endo, Inc. for the year ended December 31, 2023 and the three months ended March 31, 2024 may be omitted from the Registration Statement under FRM Section 1160.1.

25.

Please tell us what NYSE listing standard you intend to rely on and the relevant facts indicating that this listing standard is available to you. To the extent you have engaged in discussions with the NYSE about the availability of such listing standard, please tell us about the status of such discussions and any issues related to your reliance on the listing standard you intend to rely on. Please also revise your registration statement, where appropriate, to describe how the opening price of your common stock on the NYSE would be determined.

The Company respectfully acknowledges the Staff’s comment. NYSE representatives have advised that the Company may “uplist” from an OTC market quotation to a NYSE listing if the Company is able to satisfy the NYSE initial listing standards, which include governance requirements, financial standards (e.g. $200 million market capitalization) and certain distribution standards that apply in this transfer context (e.g. $4.00 minimum closing share price and certain average monthly trading volume (which the NYSE will confirm once OTC trading begins) for 90 consecutive trading days on an OTC market). Skadden, on behalf of the Company, has engaged in multiple conversations with NYSE representatives regarding the availability of this listing route and no issues regarding the Company’s ability to “uplist” have been raised.

As described in the section of Amendment No. 2 entitled “Sale Price History of Our Common Stock,” and based on information provided by the NYSE, the opening public trading price of the Company’s common stock upon approval for listing on the NYSE will be determined by a designated market maker, utilizing a reference price (which is expected to be the OTC market closing price on the day prior to listing on the NYSE) and buy and sell orders collected by the NYSE from broker-dealers. NYSE representatives have advised the Company that a price indication range will be set by the designated market maker using the reference price, and the designated market maker will analyze buy and sell orders on the first day of listing in order to set the opening public trading price.

26.

We note your disclosure on page 161 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Securities and Exchange Commission

June 14, 2024

The Company respectfully acknowledges the Staff’s comment and the Company’s undertaking to file a post-effective amendment to the Registration Statement under Regulation S-K Item 512(a)(1)(iii) upon a material change in the plan of distribution in the Registration Statement.

*****

Securities and Exchange Commission

June 14, 2024

Please contact me at (212) 735-3259 or Michael.Zeidel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Michael J. Zeidel

cc:	Matthew J. Maletta, Executive Vice President and Chief Legal Officer, Endo, Inc.

Eric Scarazzo, Gibson, Dunn & Crutcher LLP